UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 001-5075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:	10

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	11

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation and Benefits Committee

PerkinElmer, Inc.

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 27, 2008

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments — participant-directed — at fair value	$378,118,502	$345,125,458
Employer contributions receivable	1,256,956	1,337,819
Employee contributions receivable	—	690,141
Cash	—	139,081

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	379,375,458	347,292,499

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	573,717	765,878

NET ASSETS AVAILABLE FOR BENEFITS	$379,949,175	$348,058,377

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
INVESTMENT INCOME:
Net appreciation in fair value of investments	$22,681,000	$16,555,843
Interest and dividend income	19,086,752	17,056,915

Net investment income	41,767,752	33,612,758

CONTRIBUTIONS:
Participant	16,685,224	16,039,139
Employer	7,894,298	7,579,537
Rollover contributions	2,401,116	1,125,595

Total contributions	26,980,638	24,744,271

DEDUCTIONS:
Benefits paid to participants	36,819,092	62,255,887
Administrative expenses	38,500	25,659

Total deductions	36,857,592	62,281,546

INCREASE (DECREASE) IN NET ASSETS	31,890,798	(3,924,517)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	348,058,377	351,982,894

End of year	$379,949,175	$348,058,377

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2007, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 100% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain limitations. In addition, participants may elect to make after-tax contributions up to 16% of their eligible compensation, subject to certain limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

Company matching contributions are made on a per-pay-period basis for employees in the Company’s Life and Analytical Sciences business and in the Company’s corporate headquarters (“Corporate”) and on an annual basis for employees in the Company’s Optoelectronics business. For Optoelectronics employees, matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. For a participant employed by the Company’s Life and Analytical Sciences business and Corporate, matching contributions are made in an amount equal to 100% of the first 5% of compensation that a participant contributes to the Plan. For a participant employed by the Company’s Optoelectronics business, matching contributions are made in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2007 or 2006.

The operating units that comprised the Fluid Science business were divested on various dates (“Transaction Dates”) in the fourth quarter of 2005 and the first quarter of 2006, at which time active participants of the Fluid Sciences businesses ceased to be employed by the Company. Any such Fluid Science participant who remained employed by the Company through the Transaction Date had a fully vested and nonforfeitable right to his account. With respect to such Fluid Sciences participants for the plan year ended December 31, 2005 (December 31, 2006, with respect to the employees of the Semiconductor unit of Fluid Sciences), the Company made matching contributions, as of the Transaction Date, on behalf of each such participant who was employed by the Company on the Transaction Date.

The amount of matching contributions allocable to each eligible Fluid Sciences participant was 55% of the first 6% of compensation for the part of the year in which the participant was employed.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and supplemental contributions and allocations of Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures — Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service for certain participants. Participants who are employed by the Company’s Life and Analytical Sciences business and Corporate are immediately 100% vested in all Company contributions. Participants who are employed by the Company’s Optoelectronics business are 100% vested in the Company’s contribution portion after three years of credited service.

In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100% vested. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $256,035 and $172,890, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company’s contribution was reduced by nonvested forfeitures of $105,948 and $7,561 for the years ended December 31, 2007 and 2006, respectively.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts and Company stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the Plan administrator and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are carried at fair value. Shares of mutual funds are carried at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fidelity Managed Income Portfolio II Fund and the Fidelity U.S. Equity Index Commingled Pool) are carried at the fair value determined by the fund manager, Fidelity Management and Research Company (“FMR Co.”). Shares of the Company stock are carried at fair value, as evidenced by quoted market prices. Participant loans are stated at the outstanding loan balance, which approximates fair value.

The Managed Income Portfolio II Fund (the “Fund”) is a stable value fund within the PerkinElmer, Inc. Savings Plan. The Fund may invest in investment contracts issued by insurance companies and other financial institutions, money market funds, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, bond funds and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund is reported in the financial statements at fair value and adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Payments to participants are recorded upon distribution.

Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

Recent Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact, if any, of its adoption on its net assets available for benefits and changes in net assets available for benefits.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value and includes an Amendment of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Plan did not elect the fair value option for eligible items that had not previously been required to be measured at fair value as of January 1, 2008.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Fidelity Contrafund	$46,334,767	$40,282,208
Fidelity Equity — Income Fund		19,393,836
Fidelity Growth Company Fund	51,987,285	46,673,695
Fidelity Balanced Fund		31,299,238
Fidelity International Discovery Fund	29,074,931	17,755,829
Neuberger Berman Genesis Fund	20,401,945
Fidelity U.S. Equity Index Commingled Pool	29,473,062	30,051,606
Fidelity Managed Income Portfolio II	75,671,936
Fixed Income Fund		64,139,054

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2007	2006
Templeton Foreign Fund	$552,760	$380,115
Templeton Developing Markets Fund	2,015,409	2,023,428
Old Mutual Mid Cap Fund	227,224	(503,744)
Neuberger Berman Genesis Fund	336,026	(181,935)
MSIF Emerging Markets Portfolio	(517,030)
Baron Small Cap Fund	(22,297)
Western Asset Core Plus Bond Portfolio FI	62,531
Fidelity Contrafund	4,806,504	294,497
Fidelity Equity — Income Fund	(1,052,931)	1,719,004
Fidelity Growth Company Fund	8,322,190	4,452,499
Fidelity Intermediate Bond Fund	(102,598)	(43,951)
Fidelity Balance Fund	1,725,945	1,092,357
Fidelity International Discovery Fund	2,597,154	2,557,931
Fidelity Asset Manager 50% Fund	181,531	54,189
Fidelity Asset Manager 70% Fund	467,356	701,936
Fidelity Asset Manager 20% Fund	21,192	(45,501)
Fidelity Freedom Income Fund	(8,428)	4,338
Fidelity Freedom 2005 Fund	(12,417)	2,482
Fidelity Freedom 2010 Fund	(37,868)	63,540
Fidelity Freedom 2015 Fund	(22,104)	16,015
Fidelity Freedom 2020 Fund	(16,106)	79,086
Fidelity Freedom 2025 Fund	44,593	16,449
Fidelity Freedom 2030 Fund	52,770	62,046
Fidelity Freedom 2035 Fund	11,635	6,979
Fidelity Freedom 2040 Fund	9,776	49,037
Fidelity Freedom 2045 Fund	(2,870)
Fidelity Freedom 2050 Fund	(587)
Fidelity U.S. Equity Index Commingled Pool	1,625,238	4,298,709

	21,264,598	17,099,506
PerkinElmer Stock Fund	1,416,402	(543,663)

Net appreciation in fair value of investments	$22,681,000	$16,555,843

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $38,500 and $25,659 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 366,135 and 397,121 shares, respectively, of common stock of the Company, the sponsoring employer. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from the Company’s stock of $103,759 and $118,755, respectively.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has on January 31, 2008 again been submitted to the Internal Revenue Service for a determination letter as to its qualified status.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Investments — participant-directed — at fair value per the financial statements	$378,118,502	$345,125,458
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	573,717	765,878

Investments per the Form 5500	$378,692,219	$345,891,336

* * * * * *

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Collective Trusts:
*	Fidelity Investments	Fidelity Managed Income Portfolio II	**	$75,671,936
*	Fidelity Investments	U.S. Equity Index Commingled Pool	**	29,473,062

		Total Common Collective Trusts		105,144,998

		Mutual Funds:
	Morgan Stanley	MSIF Emerging Markets Portfolio	**	18,056,693
	Baron Funds	Baron Small Cap Fund	**	616,336
	Western Asset	Western Asset Core Plus Bond Portfolio FI	**	10,320,522
	Neuberger & Berman	Neuberger & Berman Genesis Fund	**	20,401,945
*	Fidelity Investments	Fidelity Contrafund	**	46,334,767
*	Fidelity Investments	Fidelity Equity-Income Fund	**	18,128,373
*	Fidelity Investments	Fidelity Growth Company Fund	**	51,987,285
*	Fidelity Investments	Fidelity International Discovery Fund	**	29,074,931
*	Fidelity Investments	Fidelity Freedom Income Fund	**	1,099,008
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	2,505,548
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	11,104,382
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	10,112,623
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	15,321,116
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	9,080,740
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	7,890,957
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	3,150,673
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	2,574,100
*	Fidelity Investments	Fidelity Freedom 2045 Fund	**	239,771
*	Fidelity Investments	Fidelity Freedom 2050 Fund	**	321,770

		Total Mutual Funds		258,321,540

*	PerkinElmer, Inc.	PerkinElmer Stock Fund		9,685,216

*	Plan participants	Loans to participants, with interest at rates of 3.7%–10.5%, maturity at various dates through 2037		4,966,748

		TOTAL INVESTMENTS		378,118,502
		Adjustment from fair value to contract value for fully benefit-responsive investment contracts		573,717

		Investments per Form 5500		$378,692,219

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan — Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Richard F. Walsh
Date: June 27, 2008	Richard F. Walsh, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm